UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 12, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Momentive Performance Materials Inc.

File No. 333-172938 - CF# 26560

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Momentive Performance Materials Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from an Exhibit to a Form S-4 filed March 18, 2011, as amended.

Based on representations by Momentive Performance Materials Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.7	through December 31, 2011
Exhibit 10.37	through December 31, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Long
Assistant Director